PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(Unaudited In thousands of US dollars)

	September 30,	December 31,
	2007	2006

Assets
Current
Cash and cash equivalents	$65,840	$80,347
Short-term investments (note 4)	87,207	91,601
Accounts receivable	69,343	65,971
Inventories and stockpiled ore (note 5)	38,980	22,216
Unrealized gain on commodity and foreign currency contracts (note 6)	1,121	186
Future income taxes	3,582	6,670
Prepaid expenses and other	4,450	3,106
Total Current Assets	270,523	270,097

Mineral property, plant and equipment, net (note 7)	300,538	112,993
Construction in progress (note 8)	69,800	104,037
Investment in non-producing properties (note 8)	96,027	188,107
Direct smelting ore (note 5)	1,483	1,831
Future income taxes	777	500
Other assets	15,060	2,430
Total Assets	$754,208	$679,995

Liabilities
Current
Accounts payable and accrued liabilities	$53,511	$40,095
Taxes payable	2,834	23,187
Advance on metal shipments	3,173	-
Unrealized loss on commodity contracts (note 6)	509	-
Other current liabilities	3,146	2,199
Total Current Liabilities	63,173	65,481

Asset retirement obligations and reclamation	45,782	44,309
Future income taxes	50,048	48,499
Total Liabilities	159,003	158,289

Non-controlling interest	4,826	9,680
Share capital
Common Shares	590,047	584,769
Additional paid in capital	14,453	14,485
Accumulated other comprehensive income (note 10)	10,309	-
Deficit	(24,430)	(87,228)
Total Shareholders’ Equity	590,379	512,026
Total Liabilities, Non-controlling interest and Shareholders’ Equity	$754,208	$679,995

See accompanying notes to the consolidated financial statement.

Pan American Silver Corp.
Consolidated Statements of Operations
(Unaudited – in thousands of US dollars, except for share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Sales	$87,907	$64,268	$215,175	$172,859
Cost of sales	49,233	30,813	118,994	82,723
Depreciation and amortization	9,549	4,234	20,765	11,880
Mine operating earnings	29,125	29,221	75,416	78,256

General and administrative	1,860	2,739	6,402	7,088
Exploration and project development	101	2,267	1,370	4,138
Asset retirement and reclamation	790	615	2,186	1,843
Operating income	26,374	23,600	65,458	65,187
Interest and financing expenses	(140)	(87)	(414)	(436)
Investment and other income	1,495	1,728	5,240	3,451
Foreign exchange gain (loss)	273	228	297	(155)
Net gain (loss) on commodity and foreign currency contracts	613	(676)	1,340	(17,286)
Gain on sale of assets (note 11)	2,250	-	12,500	-
Income before taxes and non-controlling interest	30,865	24,793	84,421	50,761
Income tax provision	(6,246)	(8,398)	(19,006)	(19,988)
Non-controlling interest	(728)	(40)	(2,617)	(2,215)
Net income for the period	$23,891	$16,355	$62,798	$28,558

Attributable to common shareholders:

Net income for the period	$23,891	$16,355	$62,798	$28,558
Accretion of convertible debentures	-	(5)	-	(31)
Adjusted net income for the period attributable to common shareholders	$23,891	$16,350	$62,798	$28,527

Basic income per share	$0.31	$0.22	$0.82	$0.39
Diluted income per share	$0.30	$0.20	$0.79	$0.37

Weighted average number of shares outstanding
(in thousands)
Basic	76,482	76,007	76,406	72,790
Diluted	79,093	80,687	79,257	77,469

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income
(Unaudited – in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Comprehensive income
Net income for the period	$23,891	$16,355	$62,798	$28,558
Unrealized gain on available for sale securities	9,406	-	10,997	-
Reclassification adjustment for (gains) and (losses) included in net income	(486)	-	(841)	-
Comprehensive income	$32,811	$16,355	$72,954	$28,558

See accompanying notes to the consolidated financial statements.

Pan American Silver Corp.
Consolidated Statement of Cash Flows
(Unaudited – in thousands of US dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
Operating activities
Net income for the period	$23,891	$16,355	$62,798	$28,558
Reclamation expenditures	(243)	(301)	(713)	(668)
Items not involving cash:	-	-	-	-
Depreciation and amortization	9,549	4,234	20,765	11,880
Asset retirement and reclamation	790	615	2,186	1,843
Loss (gain) on sale of assets	(2,250)	944	(12,500)	760
Future income taxes	466	2,043	2,546	460
Non-controlling interest	728	39	2,617	2,215
Unrealized (gain) loss on commodity and foreign currency contracts	(50)	(3,217)	(427)	6
Stock-based compensation	459	378	1,350	1,600
Changes in non-cash operating working capital (note 13)	(13,117)	(5,325)	(37,969)	5,855
Cash generated by operating activities	20,223	15,765	40,653	52,509

Investing activities
Mineral property, plant and equipment expenditures (net
of accruals)	(29,732)	(18,026)	(82,625)	(71,272)
Purchase of additional 40 percent interest in San Vicente (net of cash acquired of $1.9 million)	-	-	(6,245)	-
Maturity (purchase) of short-term investments	3,069	13,714	26,962	(82,671)
Proceeds from sale of assets	-	-	10,250	-
Purchase of other assets	(2,753)	(585)	(7,682)	(752)
Cash used in investing activities	(29,416)	(4,897)	(59,340)	(154,695)

Financing activities
Proceeds from issuance of common shares	97	689	3,354	153,033
Dividends paid by subsidiaries to non controlling interests	(41)	-	(2,347)	-
Share issue costs	-	181	-	(7,664)
Convertible Debentures interest payments	-	(22)	-	(41)
(Repayment) proceeds from advance on metal shipments	(876)	(2,202)	3,173	-
Cash (used in) generated by financing activities	(820)	(1,354)	4,180	145,328

(Decrease) increase in cash and cash equivalents during the period	(10,013)	9,514	(14,507)	43,142
Cash and cash equivalents, beginning of period	75,853	62,919	80,347	29,291
Cash and cash equivalents, end of period	$65,840	$72,433	$65,840	$72,433

Supplemental Disclosures (note 14)
Interest paid	$-	$16	$-	$35

Taxes paid	$7,787	$1,505	$36,047	$5,254

See accompanying notes to the consolidated financial statements.

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
for the nine months ended September 30, 2007 and 2006
(Unaudited - in thousands of US dollars, except for amounts of shares)

	Common Shares		Additional	Accumulated Other Comprehensive
	Shares	Amount	Paid in Capital	Income	Deficit	Total

Balance, December 31, 2006	76,195,426	$584,769	$14,485	$-	$(87,228)	$512,026
Issued on the exercise of stock options	247,631	4,118	(981)	-	-	3,137
Issued on the exercise of share purchase warrants	20,291	265	(47)	-	-	218
Issued as compensation	33,823	895	-	-	-	895
Stock-based compensation on options granted	-	-	996	-	-	996
Cumulative impact of change in accounting policy (note 3)	-	-	-	153	-	153
Other comprehensive income	-	-	-	10,156	-	10,156
Net income for the period	-	-	-	-	62,798	62,798
Balance September 30, 2007	76,497,171	$590,047	$14,453	$10,309	$(24,430)	$590,379

	Common Shares		Convertible	Additional
	Shares	Amount	Debentures	Paid in Capital	Deficit	Total
Balance, December 31, 2005	67,564,903	$388,830	$762	$13,117	$(145,387)	$257,322
Issued on the exercise of stock options	224,308	3,733	-	(934)	-	2,799
Issued on the exercise of share purchase warrants	12,372	163	-	(29)	-	134
Issued on the conversion of debentures	7,311	93	(83)	-	-	10
Issued as compensation	26,231	559	-	70	-	629
Shares issued to acquire mineral interests	1,950,000	47,381	-	-	-	47,381
Stock issued for cash	6,281,407	142,332	-	-	-	142,332
Accretion of convertible debentures	-	-	31	-	(31)	-
Stock-based compensation on options granted	-	-	-	1,342	-	1,342
Net income for the period	-	-	-	-	28,558	28,558
Balance September 30, 2006	76,066,532	$583,091	$710	$13,566	$(116,860)	$480,507

See accompanying notes to the consolidated financial statements.

1.         Nature of Operations

Pan American Silver Corp, subsidiary companies and joint ventures (collectively, the “Company” or “Pan American”) are engaged in silver mining and related activities, including exploration, extraction, processing, refining, and reclamation.  The Company’s operations consist of production of its primary product (silver) in Peru, Mexico, and Bolivia, along with development activities in Argentina, Mexico, and Bolivia, and exploration activities in South America.

2.         Summary of Significant Accounting Policies

a)  Basis of Presentation: The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and follow the same accounting policies and methods as our most recent annual financial statements, except for the change as discussed in note 3. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in Canada for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month and nine-month periods ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2006.

b)  Principles of Consolidation: The consolidated financial statements include the wholly-owned and partially-owned subsidiaries of the Company, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership interest	Status	Operations and Development Projects

Pan American Silver S.A. Mina Quiruvilca	Peru	99.9%	Consolidated	Quiruvilca and Huaron Mines
Compañía Minera Argentum S.A.	Peru	88.5%	Consolidated	Morococha Mine
Plata Panamericana S.A. de C.V.	Mexico	100%	Consolidated	La Colorada Mine
Minera Corner Bay S.A.	Mexico	100%	Consolidated	Alamo Dorado Mine
Pan American Silver (Bolivia) S.A.	Bolivia	95%	Consolidated	San Vicente Mine
Compañía Minera Triton S.A.	Argentina	100%	Consolidated	Manantial Espejo Project

Inter-company balances and transactions have been eliminated upon consolidation.

c)  Short-term Investments:  Short-term investments are classified as “available for sale”, and consist of highly-liquid debt securities with original maturities in excess of three months and equity securities.  The debt securities include corporate bonds with S & P rating of A- to AAA with an overall average of single A high.  These debt and equity securities are initially recorded at cost, which upon their initial measurement is equal to their fair value.  Subsequent measurements for bonds included in available-for-sale securities are recorded at amortized cost using the effective interest method.  Interest income and amortized premium or discount is charged to net income.  Changes in the market value of the securities are recorded as changes to other comprehensive income.

3.         Changes in Accounting Policy

On January 1, 2007, the Company retroactively adopted, without restatement of prior periods, the recommendations included in the following Sections of the Canadian Institute of Chartered Accountants Handbook:  Section 1530, “Comprehensive Income”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3865, “Hedges”, Section 3861, “Financial Instruments – Disclosure and Presentation”, and Section 3251, “Equity”.

Section 1530, “Comprehensive Income”, requires the presentation of comprehensive income and its components in a new financial statement. Comprehensive income is the change in the net assets of a company arising from transactions, events and circumstances not related to shareholders. Section 3251, “Equity”, establishes standards for the presentation of equity and changes in equity during the reporting period.

Section 3855, “Financial Instruments – Recognition and Measurement”, and Section 3861, “Financial Instruments – Disclosure and Presentation”, establish standards for classification, recognition, measurement, presentation and disclosure of financial instruments (including derivatives) and non-financial derivatives in the financial statements.  This standard prescribes when to recognize a financial instrument in the balance sheet and at what amount.  Depending on their balance sheet classification, fair value or cost-based measures are used.  This standard also prescribes the basis of presentation for gains and losses on financial instruments.  Based on financial instrument classification, gains and losses on financial instruments are recognized in net income or other comprehensive income.

The company has made the following classification:

-
Short-term investments including debt and equity securities are classified as “Available for sale securities”.  Changes in the market value of the securities are recorded as changes to other comprehensive income.

-
Accounts receivable are classified as “Loans and Receivables”.  They are recorded at cost, which upon their initial measurement is equal to their fair value.  Subsequent measurements are recorded at amortized cost using the effective interest method.

-
Accounts payable and accrued liabilities are classified as “Other financial liabilities”.  They are initially measured at their fair value.  Subsequent measurements are recorded at amortized cost using the effective interest method.

Section 3865, “Hedges”, sets out standards specifying when and how an entity can use hedge accounting.  It offers entities the possibility of applying different reporting options than those set out in Section 3855, “Financial Instruments – Recognition and Measurement”, to qualifying transactions that they elect to designate as hedges for accounting purposes.

The Company enters into forward exchange contracts in the normal course of its operations.  For these derivatives, the Company elected not to use hedge accounting.  As a result, based on Section 3855, “Financial Instruments – Recognition and Measurement”, these derivatives are measured at fair value at the end of each period and the gains or losses resulting from remeasurement are recognized in net income as gains or losses on commodity or foreign currency contracts.

The adoption of these new standards translated into the following changes as at January 1, 2007: a $153,000 increase in accumulated other comprehensive income and a $153,000 increase in short-term investments reported under assets.  The adoption of these new standards had no impact on the Company’s cash flow.

4.         Short term investments and other investments

Mark-to-Market gain in OCI
	September 30, 2007			December 31, 2006
Available for Sale	Fair Value	Three Months Ended	Nine Months Ended	Fair Value	Book Value	Transitional Adjustment
Short term investments	$87,207	$9,366	$9,757	$91,659	$91,601	$58
Investments	3,125	1,425	2,625	500	405	95
	90,332	10,791	12,382	92,159	92,006	153

Future tax expense in OCI		(1,385)	(1,385)	-	-	-
	90,332	9,406	10,997	92,159	92,006	153

Reclassification adjustment for gains and losses included in net income net of tax - $	-	(486)	(841)	-	-	-
	$90,332	$8,920	$10,156	$92,159	$92,006	$153

The Company has recognized a future income tax liability of $1.4 million related to the cumulative mark-to-market gains on the available-for-sale securities and investments held by the Company.  The tax estimate is based on the assumption that if the securities were sold at their September 30, 2007 fair market value the capital gains would be taxed at the appropriate substantively enacted tax rates within each jurisdiction.

5.         Inventories

Inventories consist of the following:

	September 30, 2007	December 31, 2006
Concentrate inventory	$13,616	$3,558
Stockpile ore	4,373	3,760
Direct smelting ore	1,934	2,278
Dorè and finished inventory	6,907	3,352
Materials and supplies	13,633	11,099
	40,463	24,047
Less: non-current direct smelting ore	(1,483)	(1,831)
	$38,980	$22,216

6.  Commodity and foreign currency contracts

At September 30, 2007, the Company had fixed the price of 600,000 ounces of silver produced during the third quarter and contained in concentrates, which are due to be priced in October and November of 2007 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $12.80 per ounce while the spot price of silver was $13.65 on September 30, 2007, resulting in an unrealized loss of $0.5 million.

At September 30, 2007, the Company had sold forward 6,545 tonnes of zinc at a weighted average price of $3,344 per tonne and committed an additional 2,650 tonnes to option contracts, which have the effect of ensuring zinc prices of between $2,500 and $2,871 for that quantity. The forward sales and option commitments for zinc represent approximately 30 per cent of the Company’s forecast payable zinc production during 2008.  At September 30, 2007, the cash offered price for zinc was $3,059 per tonne and the mark-to-market value was an unrealized gain of $1.1 million.

At September 30, 2007 the Company had entered into foreign currency contracts with an aggregated nominal value of $7 million settling between October 2007 and January 2008 at an average MXN/US$ exchange rate of 10.99, in addition to holding cash balances equivalent to $6.9 million in MXN.  At September 30, 2007, the mark-to-market value of the Company’s local currencies positions was an unrealized gain of $0.01 million.

7.         Mineral property, plant and equipment

Mineral property, plant and equipment consist of:

	September 30, 2007			December 31, 2006
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Morococha mine, Perú	$60,879	$(13,113)	$47,766	$46,631	$(9,778)	$36,853
La Colorada mine, México	37,672	(11,655)	26,017	34,618	(10,982)	23,636
Quiruvilca/Huaron mines, Perú	89,443	(39,246)	50,197	80,127	(34,475)	45,652
Alamo Dorado mine, México (1)	178,376	(9,552)	168,824	1,356	(133)	1,223
Manantial Espejo, Argentina	6,308	(1,563)	4,745	2,953	(1,284)	1,669
San Vicente mine, Bolivia	5,547	(3,086)	2,461	3,717	(328)	3,389
Other	1,283	(755)	528	1,179	(608)	571

TOTAL	$379,508	$(78,970)	$300,538	$170,581	$(57,588)	$112,993

(1) Prior year non-producing properties and construction in progress have been transferred in the current year to mineral property, plant and equipment.

8.         Construction in progress and investment in non-producing properties

The carrying values of construction in progress are as follows:

	September 30, 2007	December 31, 2006
	Net Book Value	Net Book Value
Alamo Dorado, México	$-	$80,546
Manantial Espejo, Argentina	64,384	23,491
San Vicente, Bolivia	5,416	-
TOTAL	$69,800	$104,037

At September 30, 2007 there was approximately $21.2 million of additional purchase commitments related to the construction of Manantial Espejo project.

Acquisition costs of investment in non-producing properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment in non-producing properties are charged to operations in the period they are incurred.

The carrying values of these properties are as follows:

	September 30, 2007	December 31, 2006
Morococha, Perú	$23,125	$28,107
Álamo Dorado, México	-	91,404
Manantial Espejo, Argentina	60,637	61,110
San Vicente, Bolivia	10,783	6,077
Other	1,482	1,409
	$96,027	$188,107

9.         Acquisitions of Mining Assets

San Vicente (Pan American Silver (Bolivia) S.A.)

On May 23, 2007, Pan American completed the acquisition of an additional 40 percent interest in PAS Bolivia, the operator of the San Vicente Mine from Empresa Minera Unificada S.A. (EMUSA).  The transaction gave the Company an indirect 95 percent interest in San Vicente.  The purchase price was $9.0 million, plus acquisition costs, plus a 2% Net Smelter Royalty (“NSR”).  The NSR is factored by 80 per cent and is payable only after Pan American has recovered its capital investment in the project and only when the average price of silver in a given financial quarter is $9.00 per ounce or greater.

The acquisition of the additional 40 percent interest was accounted for by the purchase method of accounting.

The preliminary allocation of the fair value of assets and liabilities acquired and the consideration paid are summarized as follows:

Current assets, including cash of $1.9 million	$ 4,855
Mineral property, plant and equipment, net	5,376
10,231
Less:
Accounts payable and accrued liabilities	652
Future income tax liability	429
Total purchase price	$ 9,150

Consideration paid is as follows:
Cash paid at closing	$ 8,000
Payable due in one year	1,000
Acquisition costs (estimated)	150
$ 9,150

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. The Company estimated fair values based on discounted cash flows and estimates made by management. The purchase consideration for the mining assets of San Vicente exceeded the book value of the underlying assets by $ 0.8 million. In addition, the Company considered the prior ownership basis in calculating the tax impact of the acquisition.  These amounts have been applied to increase the carrying value of the mineral properties for accounting purposes.  However, this did not increase the carrying value of the underlying assets for tax purposes and resulted in a temporary difference between accounting and tax values. The resulting estimated future income tax liability associated with this temporary difference of $ 0.4 million was also applied to increase the carrying value of the mineral properties.

For purposes of presenting a summary of assets and liabilities acquired, the balance sheet of Pan American Silver (Bolivia) S.A. at May 31, 2007 has been used as a proxy for the balance sheet on May 23, 2007.  The Company does not expect that the final allocation of the consideration among the assets and liabilities of the San Vicente project will materially vary from those shown above.

10.  Accumulated other comprehensive income

	Three month ended	Nine month ended
	September 30, 2007	September 30, 2007
Balance beginning	$1,389	$-
Cumulative impact of accounting changes relating to financial instruments (Note 3)	-	153
Adjusted balance beginning	1,389	153
Unrealized gain on available for sale securities	8,920	10,156
Balance at September 30, 2007	$10,309	$10,309

Accumulated other comprehensive income includes unrealized gains on short-term investments and other investments designated as “available for sale”.

11.  Dukat sale

On November 8, 2004 the Company completed the sale of its 20 percent interest in the Dukat silver mine in Russia for up to $43.0 million.  The Company received $20.5 million in cash in 2004 and may receive up to $22.5 million in contingent future payments.  The future payments are to be made annually based on the yearly average of silver price as follows:

Average	Amount
Price of Silver	of annual payment
$5.50 - $5.99	$500,000
$6.00 - $6.99	$1,000,000
$7.00 - $7.99	$2,000,000
$8.00 - $8.99	$5,000,000
$9.00 - $9.99	$6,000,000
$10.00 - and above	$8,000,000

During 2006 and 2005 the Company recognized gains of $8.0 million and $2.0 million, respectively, relating to the future payments based on the fact that the average silver price for the year was $11.55 for 2006 and $7.31 for 2005.  The agreement also includes provisions for early payment of remaining future payments on the occurrence of certain events.  One such event occurred in March 2007 when the purchaser of the Dukat property went out to raise money on an initial public offer (“IPO”) for the property.  According to the provisions in the sale agreement, this event triggers an early payment whereby the Company is to receive 50 percent of the outstanding future payments owed at the time of the IPO, which amounted to $10.25 million.  The Company received $10.25 million in cash in March, 2007 and has recognized this receipt as a gain in net income for the current period.  The Company has received from the purchaser $14.25 million to date.  The Company expects to receive $10.25 million; $8.0 million recorded as a current receivable due on or before December 28, 2007 and the remaining balance of $2.25 million recorded as a long term receivable due on or before December 28, 2008.

12.  Share capital

a)  Stock Options and Share Purchase Warrants

Transactions concerning stock options and share purchase warrants are summarized as follows:

	Incentive Stock Option Plan		Share Purchase Warrants		Total
	Shares	Price	Shares	Price	Shares
As at December 31, 2005	1,050,641	$10.88	4,064,183	$10.71	5,114,824

Granted	191,332	$19.23	-		191,332
Exercised	(275,358)	$12.19	(23,970)	$10.63	(299,328)
Cancelled	(47,200)	$20.64	-	-	(47,200)
As at December 31, 2006	919,415	$12.11	4,040,213	$10.84	4,959,628

Granted	158,983	$24.28	-	-	158,983
Exercised	(247,631)	$12.67	(20,291)	$(10.73)	(267,922)
Cancelled	(52,531)	$13.39	-	-	(52,531)

As at September 30, 2007	778,236	$17.06	4,019,922	$10.84	4,798,158

In the three month period ending September 30, 2007, 2,463 common shares and 4,657 common shares were issued for proceeds of $0.04 million and $0.06 million in connection with the exercise of outstanding options and warrants, respectively.

In the three month period ending September 30, 2006, 65,000 common shares and 837 common shares were issued for proceeds of $0.6 million and $0.09 million in connection with the exercise of outstanding options and warrants, respectively

In the nine month period ending September 30, 2007, 247,631 common shares and 20,291 common shares were issued for proceeds of $3.1 million and $0.2 million in connection with the exercise of outstanding options and warrants, respectively.

In the nine month period ending September 30, 2006, 224,308 common shares and 12,372 common shares were issued for proceeds of $2.8 million and $0.2 million in connection with the exercise of outstanding options and warrants, respectively.

b)  Share Option Plan

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to a total of 10% of the issued and outstanding common shares of the Company on a non-diluted basis.  The exercise price of each option shall be the weighted average trading price of the Company’s stock on the five days prior to the award date.  The options can be granted for a maximum term of 10 years with vesting provisions determined by the Board of Directors.  For options granted in the nine months ended September 30, 2007 the Company used as its assumptions for calculating the value of the stock options granted a discount rate between 3.96% and 3.99%, volatility between 37.8 and 42.4 percent, expected lives between 1.5 and 3.0 years, and an exercise price of Cdn $28.41 per share.

The following table summarizes information concerning stock options outstanding as at September 30, 2007:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Weighted average exercise price	Number Outstanding as at September 30, 2007	Weighted Average Remaining Contractual Life (months)	Weighted average exercise price	Number outstanding and exercisable as at September 30, 2007
$5.02	$ 5.02	175,000	37.51	$ 5.02	175,000
$8.93 - $10.26	$ 9.76	136,000	5.56	$ 9.76	136,000
$16.56 - $21.11	$ 19.12	152,665	22.73	$ 19.16	132,001
$22.12 - $26.87	$ 22.40	145,441	42.87	$ 22.98	46,486
$28.52 - $33.12	$ 28.92	169,130	48.06	$ 33.12	15,000
	$ 17.06	778,236	32.32	$ 12.49	504,487

During the three months ended September 30, 2007 and 2006, the Company recognized $0.3 million and $0.4 million, respectively of stock-based compensation expense related to stock option grants.

During the nine months ended September 30, 2007 and 2006, the Company recognized $1.0 million and $0.9 million, respectively of stock-based compensation expense related to stock option grants.

c)  Earnings Per Share (Basic and Diluted)(in thousands, except for per share amounts)

For the three months ended September 30	2007			2006
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income Available to Common Shareholders	$23,891			$16,350

Basic EPS	$23,891	76,482	$0.31	$16,350	76,007	$0.22
Effect of Dilutive Securities:
Stock Options	-	346		-	548
Warrants	-	2,265		-	4,064
Convertible debentures	-	-		4	68

Diluted EPS	$23,891	79,093	$0.30	$16,354	80,687	$0.20

For the nine months ended September 30	2007			2006
	Income (Numerator)	Shares (Denominator)	EPS	Income (Numerator)	Shares (Denominator)	EPS
Net Income Available to Common Shareholders	$62,798			$28,527

Basic EPS	$62,798	76,406	$0.82	$28,527	72,790	$0.39
Effect of Dilutive Securities:
Stock Options		444		-	547
Warrants		2,407		-	4,064
Convertible debentures	-	-		12	68

Diluted EPS	$62,798	79,257	$0.79	$28,539	77,469	$0.37

Potentially dilutive securities totaling nil for the three months and nine months ended September 30, 2007 and nil shares for the quarter and nine months ended September, 2006 (arising from convertible debentures, stock options, and warrants) were not included as their effect would be anti-dilutive.

13.       Changes in non-cash working capital Items

The following table summarizes the changes in non-cash working capital items:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006

Accounts receivable	$(9,962)	$(6,660)	$(2,622)	$(15,204)
Inventories	(232)	(3,519)	(13,848)	(6,370)
Prepaid expenses and other	416	(1,295)	(1,373)	(1,058)
Accounts payable and accrued liabilities	(4,339)	5,439	(20,097)	27,745
Other	-	710	(29)	742
	$(13,117)	$(5,325)	$(37,969)	$5,855

14.  Supplemental cash flow information

The following table summarizes the supplemental cash flow information:

	Three Months Ended		Nine Month Ended
	September 30		September 30
	2007	2006	2007	2006
Common shares issued on the conversion of convertible debentures	$-	$7	$-	$93
Common shares issued as compensation expense	$262	$-	$895	$559
Common shares issued for purchase of Minera Triton S.A.	$-	$-	$-	$47,381

15.       Segmemted information

Substantially all of the Company’s operations are within the mining sector, conducted through operations and mineral interests in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

	Revenue September 30		Net capital assets (1)
	2007	2006	September 30, 2007	December 31, 2006	September 30, 2006
Peru	$144,285	$141,196	$121,420	$110,993	$107,902
Canada	-	-	300	222	190
Mexico	63,121	28,239	195,027	196,994	187,010
United States	-	-	1,193	1,191	1,191
Argentina	-	-	127,481	86,271	71,924
Bolivia	7,769	3,424	20,944	9,466	7,035
Total	$215,175	$172,859	$466,365	$405,137	$375,252

(1) Net capital assets are comprised of Mineral property, Plant and equipment, construction in progress and non-production property.

	As at and for the three months ended September 30, 2007
	Mining Operations		Development
	Mexico	Peru	and exploration	Corporate	Total
Sales	$26,908	$59,125	$1,874	$-	$87,907
Depreciation and amortization	$(6,195)	$(2,903)	$(431)	$(20)	$(9,549)
Asset retirement and reclamation	$(233)	$(557)	$-	$-	$(790)
Exploration and project development	$(61)	$(113)	$(17)	$90	$(101)
Interest and financing expenses	$-	$(123)	$-	$(17)	$(140)
Investment and other income	$41	$785	$193	$476	$1,495
Foreign exchange gain (loss)	$(64)	$(304)	$(217)	$858	$273
Net gain on commodity and foreign currency contracts	$-	$-	$-	$613	$613
Income (loss) before income taxes	$5,270	$22,512	$(633)	$2,988	$30,137
Net income for the period	$4,372	$14,750	$621	$4,148	$23,891
Mineral property, plant and equipment expenditures	$2,967	$8,659	$18,106	$-	$29,732
Segment assets	$181,770	$167,819	$134,050	$270,569	$754,208

	As at and for the three months ended September 30, 2006
	Mining Operations		Development
	Mexico	Peru	and exploration	Corporate	Total
Sales	$10,680	$53,147	$441	$-	$64,268
Depreciation and amortization	$(1,388)	$(2,738)	$(78)	$(30)	$(4,234)
Asset retirement and reclamation	$(84)	$(531)	$-	$-	$(615)
Exploration and project development	$(243)	$(831)	$(1,153)	$(40)	$(2,267)
Interest and financing expense	$-	$(87)	$-	$-	$(87)
Gain on disposition of assets	$-	$-	$-	$2,250	$2,250
Investment and other income	$35	$(137)	$(252)	$2,082	$1,728
Foreign exchange gain (loss)	$(34)	$115	$41	$106	$228
Net loss on commodity and foreign currency contracts	$-	$-	$-	$(676)	$(676)
Income (loss) before taxes	$3,325	$23,141	$(1,595)	$(118)	$24,753
Net income (loss) for the period	$3,325	$14,974	$(1,319)	$(625)	$16,355
Property, plant and equipment capital expenditures	$1,987	$4,700	$11,204	$135	$18,026
Segment assets	$36,341	$196,373	$229,574	$168,479	$630,767

	As at and for the nine months ended September 30, 2007
	Mining Operations		Development
	Mexico	Peru	and exploration	Corporate	Total
Sales	$63,121	$144,285	$7,769	$-	$215,175
Depreciation and amortization	$(12,059)	$(7,414)	$(1,235)	$(57)	$(20,765)
Asset retirement and reclamation	$(513)	$(1,673)	$-	$-	$(2,186)
Exploration and project development	$(486)	$(25)	$(173)	$(686)	$(1,370)
Interest and financing expense	$-	$(389)	$-	$(25)	$(414)
Gain on disposition of assets	$-	$-	$-	$12,500	$12,500
Investment and other income	$345	$2,086	$270	$2,529	$5,230
Foreign exchange gain (loss)	$37	$(450)	$(272)	$982	$297
Net gain on commodity and foreign currency contracts	$-	$-	$-	$1,340	$1,340
Income (loss) before income taxes	$13,660	$55,922	$248	$11,974	$81,804
Net income (loss) for the period	$10,021	$38,889	$1,265	$12,623	$62,798
Mineral property, plant and equipment expenditures	$17,255	$17,886	$45,646	$1,838	$82,625
Segment assets	$181,770	$167,819	$134,050	$270,569	$754,208

	As at and for the nine months ended September 30, 2006
	Mining Operations		Development
	Mexico	Peru	and exploration	Corporate	Total
Sales	$28,239	$141,196	$3,424	$-	$172,859
Depreciation and amortization	$(4,449)	$(7,169)	$(171)	$(91)	$(11,880)
Asset retirement and reclamation	$(252)	$(1,591)	$-	$-	$(1,843)
Exploration and project development	$(718)	$(1,382)	$(1,984)	$(47)	$(4,131)
Interest and financing expenses	$-	$(300)	$-	$(136)	$(436)
Investment and other income	$(18)	$(76)	$(180)	$3,725	$3,451
Foreign exchange gain (loss)	$8	$(313)	$25	$125	$(155)
Net loss on commodity and foreign currency contracts	$-	$-	$-	$(17,286)	$(17,286)
Income (loss) before taxes	$7,085	$61,646	$(1,545)	$(18,640)	$48,546
Net income (loss) for the period	$7,085	$42,106	$(1,320)	$(19,313)	$28,558
Mineral property, plant and equipment expenditures	$4,663	$11,713	$54,560	$336	$71,272
Segment assets	$36,341	$196,373	$229,574	$168,479	$630,767

	Three month end September 30,		Nine month end September 30,
Product Sales	2007	2006	2007	2006
Silver/Doré	$21,511	$10,680	$48,425	$28,239
Zinc concentrate	19,068	19,273	47,455	25,904
Lead concentrate	27,634	10,782	54,081	55,056
Copper concentrate	21,166	24,215	67,923	63,696
Pyrite	725	817	2,470	3,267
Royalties	(2,197)	(1,499)	(5,179)	(3,303)
Total Sales	$87,907	$64,268	$215,175	$172,859

16.       Other legal matters

Pan American Silver Corp., has been named in two separate law suits filed in the Superior Court of the State of California.  The claims arise from two separate incidents which occurred on or about April 7, 2006 and April 14, 2006.  Claims arise from individuals trespassing on property allegedly owned by the Company.  The individuals entered into an inactive mine and failed to notice an open shaft and fell.  The April 7, 2006 incident resulted in a fatality with Plaintiffs seeking damages for wrongful death, personal injury, special damages, funeral, and burial expenses.  The incident which occurred on April 14, 2006 resulted in injuries to the individual that fell down the shaft; however the extent of the claimed injuries is currently unknown.  Plaintiff seeks general, special, and punitive damages as a result of the incident.  Legal proceedings have recently commenced in the aforementioned matters and the extent and amount of loss is undetermined at this time. The Company intends to vigorously defend these complaints.  No amounts have been accrued for any potential loss under these complaints.

17.  Subsequent events

Bank credit facilities

On October 18, 2007 the Company secured a $50 million revolving credit facility for general corporate purposes.  The credit facility is secured by certain of the Company’s short term investments.  Any amounts drawn under the credit facility will incur interest at Canadian dollar Prime Rate for Canadian dollar drawings or Alternative Base Rate for US dollar drawings.  The credit facility does not have a maturity date but may be terminated by lender upon 30 day notice.  The Company had not made any drawings under the facility.

Mexican flat tax enacted, October 1, 2007

On October 1, 2007 the Mexican taxing authority enacted a new business flat tax (“IETU”) that becomes effective for years starting in 2008. The IETU is defined as a minimum tax in respect to income tax (IT), but with a wider taxable base as many of the tax deductions authorized for IT purposes are not permissible for the IETU. The transitional provision establishes the rate for 2008 at 16.5% and 17% for 2009.  The rate applied after 2009 will be 17.5%.  The tax will be computed by applying the applicable rate to the amount resulting from deducting expenses related to the deductions authorized by the law from the total income earned in the year. The Company is currently assessing the impact this new tax will have on its future operations and cash requirements in Mexico.